SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                USAir Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share

           (Upon Conversion of Series F Cumulative Convertible Senior
               Preferred Stock, Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and Series T-2
           Cumulative Convertible Exchangeable Senior Preferred Stock)
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                         (Title of Class of Securities)


                                   911905 10 7
             -----------------------------------------------------
                                 (CUSIP Number)


Paul Jasinski                                      Benjamin F. Stapleton
British Airways Plc                                Sullivan & Cromwell
75-20 Astoria Boulevard                            125 Broad Street
Jackson Heights, New York  11370                   New York, New York  10004
(718) 397-4250                                     (212) 558-3740
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 27, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP NO.  911905 10 7
------------------------
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BritAir Acquisition Corp. Inc.
         IRS Identification No. 521578385

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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [  ]

                                                         (b)  [  ]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS

         WC, AF
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                           7.       SOLE VOTING POWER

  NUMBER OF                30,000 shares of Series F Cumulative
    SHARES                 Convertible Senior Preferred Stock, 152.1
                           shares of Series T-1 Cumulative Convertible
                           Exchangeable Senior Preferred Stock and
                           9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred
                           Stock
                           ------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          -0-
    EACH                   ------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                  30,000 shares of Series F Cumulative
    WITH                   Convertible Senior Preferred Stock, 152.1
                           shares of Series T-1 Cumulative Convertible
                           Exchangeable Senior Preferred Stock and
                           9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred
                           Stock

                           ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         30,000 shares of Series F Cumulative Convertible Senior Preferred Stock, 152.1 shares of Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and 9,919.8 shares of Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                             [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.11% of Common Stock (assuming Conversion of Series
         F Cumulative Convertible Senior Preferred Stock, Series
         T-1 Cumulative Convertible Exchangeable Senior
         Preferred Stock and Series T-2 Cumulative Convertible
         Exchangeable Series Preferred Stock)
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14.      TYPE OF REPORTING PERSON

         CO
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                                       -3-

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         British Airways Plc
         IRS Identification No. 131546240

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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a)  [  ]

                                                         (b) [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS

         WC
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                             [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
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                           7.       SOLE VOTING POWER

  NUMBER OF                30,000 shares of Series F Cumulative
    SHARES                 Convertible Senior Preferred Stock, 152.1
                           shares of Series T-1 Cumulative Convertible
                           Exchangeable Senior Preferred Stock and
                           9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred
                           Stock (all of the foregoing indirectly
                           through Britair Acquisition Corp. Inc.)
                           ------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          -0-
    EACH                   ------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                  30,000 shares of Series F Cumulative
    WITH                   Convertible Senior Preferred Stock, 152.1
                           shares of Series T-1 Cumulative Convertible
                           Exchangeable Senior Preferred Stock and
                           9,919.8 shares of Series T-2 Cumulative
                           Convertible Exchangeable Senior Preferred
                           Stock (all of the foregoing indirectly
                           through Britair Acquisition Corp. Inc.)
                           ------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    -0-

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         30,000 shares of Series F Cumulative Convertible Senior Preferred Stock, 152.1 shares of Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and 9,919.8 shares of Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (all of the foregoing indirectly through Britair Acquisition Corp. Inc.)
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                             [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.11% of Common Stock (assuming Conversion of Series
         F Cumulative Convertible Senior Preferred Stock, Series
         T-1 Cumulative Convertible Exchangeable Senior
         Preferred Stock and Series T-2 Cumulative Convertible
         Exchangeable Series Preferred Stock)
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
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                                       -5-

Item 1.   Security and Issuer

          This Statement relates to the Common Stock, par value $1.00 per share, of USAir Group, Inc. ("USAir"), Crystal Park Four, 2345 Crystal Drive, Arlington, Virginia 22227, which is issuable upon conversion of the Series F Cumulative Convertible Senior Preferred Stock, without par value (the "Series F Preferred Stock"), the Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock (the "Series T-1 Preferred Stock") and the Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (the "Series T-2 Preferred Stock", and, collectively with the Series F Preferred Stock and the Series T-1 Preferred Stock, the "USAir Preferred Stock") held by the entities making this filing.

Item 4.   Purpose of Transaction

          On January 27, 1997, Robert Ayling, Derek Stevens, and Roger Maynard sent a letter (attached hereto as Exhibit 1) to Stephen Wolf of USAir by which each resigned his position as director of USAir effective January 27, 1997, and in which each promised not to stand for election as a director of USAir at the annual meeting of USAir's stockholders to be held later this year. In addition, on behalf of BA, they also waived any and all rights BA may have under Section 4.4(b) of the Investment Agreement between BA and USAir, dated as of January 21, 1993, as amended (the "Investment Agreement"). Roger Ayling, Derek Stevens, and Roger Maynard are, respectively, Chief

Executive Officer, Chief Financial Officer, and Director of Investment and Joint Ventures of BA.

Item 5.   Interest in Securities of the Issuer

          (a) BritAir Acquisition Corp. Inc. ("BritAir"), a wholly owned subsidiary of BA, owns directly 30,000 shares of Series F Preferred Stock, 152.1 shares of Series T-1 Preferred Stock and 9,919.8 shares of Series T-2 Preferred Stock. Subject to restrictions on foreign ownership of U.S. airlines, the 30,000 shares of Series F Preferred Stock held by BritAir are convertible into 15,458,850 shares of Common Stock, the 152.1 shares of Series T-1 Preferred Stock are convertible into 74,195 shares of Common Stock and the 9,919.8 shares of Series T-2 Preferred Stock are convertible into 3,757,500 shares of Common Stock. Collectively, the total of such shares of Common Stock is equal to approximately 23.11%* of the total number of shares of Common Stock of the Company outstanding (assuming full conversion of the USAir Preferred Stock into Common Stock). BA does not beneficially own any shares of Common Stock of the Company; however, BritAir is a wholly owned subsidiary of BA.

          (b) BritAir has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, the shares of Series F Preferred


----------

* Based on the number of shares of Common Stock of the Company outstanding as of October 31, 1996, as disclosed in USAir's Form 10-Q for the period ended September 30, 1996.

Stock, the Series T-1 Preferred Stock and the Series T-2 Preferred Stock owned by it.

          (c) On December 17, 1996, BA notified USAir by letter that, pursuant to the Investment Agreement BritAir intends to sell in one or more underwritten public offerings or privately negotiated transactions all of the 30,000 shares of Series F PreferredStock, the 152.1 shares of Series T-1 Preferred Stock and the 9,919.8 shares of Series T-2 Preferred Stock owned by it. In addition, BA exercised its right to request that USAir use reasonable efforts to register under the Securities Act of 1933 all of its USAir Preferred Stock for sale in one or more underwritten public offerings.

          A more detailed description of this transaction and a copy of the letter sent by BA are included in Amendment 1 to the Schedule 13-D filed by BA and BritAir, dated December 17, 1996.

          (d) No person other than BritAir has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series F Preferred Stock, the Series T-1 Preferred Stock or the Series T-2 Preferred Stock beneficially owned by BritAir.

          (e) Not applicable.

Item 7.   Material to be filed as Exhibits

          1. Letter, dated January 27, 1997, from Robert Ayling, Derek Stevens, and Roger Maynard to Stephen Wolf of USAir.

                                   SIGNATURES

          Each of the undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                             BRITISH AIRWAYS PLC


                                             By s/s Roger Maynard
                                                -------------------------
                                                Roger Maynard


                                             BRITAIR ACQUISITION CORP. INC.


                                             By s/s Roger Maynard
                                                -------------------------
                                                Roger Maynard


Dated:  January 27, 1997

                                  EXHIBIT INDEX


                                                          Page on which
                                                        Exhibit appears
                                                        ---------------


Ex-99.1.          Letter, dated January 27, 1997, from Robert
                  Ayling, Derek Stevens, and Roger Maynard to
                  Stephen Wolf of USAir.